FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September, 2007

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....✓.... Form 40-F....

Registrant’s Press Release dated September 20, 2007.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/Paul Weinberg

Paul Weinberg

General Counsel & Corporate Secretary

Dated: September 20, 2007

-FOR IMMEDIATE RELEASE-

ELRON ISSUES PROXY IN CONNECTION WITH ANNUAL GENERAL
MEETING ON OCTOBER 18, 2007

Tel Aviv, Israel - September 20, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on September 11, 2007, it has issued the proxy materials in connection with its Annual General Meeting of Shareholders to be held at 3.00 pm, Israel time, on October 18, 2007, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.

The detailed notice and proxy statement to the shareholders shall be mailed on or about September 21, 2007 and will also be made available at no charge on the U.S. Securities and Exchange Commission's website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).